                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K



         (Mark One)

 {X} ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended             DECEMBER 31, 1995
                              -------------------------------------

                                              OR

  { } TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

   Commission File Number                   0-14951
                              -------------------------------------


                    BUTLER SERVICE GROUP, INC. 401(K) PLAN
                    --------------------------------------
                              (Full name of plan)


                          BUTLER INTERNATIONAL, INC.
                          --------------------------
            (Exact name of registrant as specified in its charter)


          MARYLAND                                      06-1154321
- -------------------------------                       -------------------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification No.)


                 110 Summit Avenue, Montvale, New Jersey  07645
                 ----------------------------------------------
              (Address of principal executive offices)  (Zip Code)


       Registrant's telephone number, including area code  (201) 573-8000
                                                           --------------



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No _____.
    -----

BUTLER SERVICE GROUP, INC.
401(K) PLAN



TABLE OF CONTENTS
- -------------------------------------------------------------------------------



                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1


FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December 31, 1995
 and 1994                                                                    2

 Statement of Changes in Net Assets Available for Benefits for the Year
 ended December 31, 1995                                                     3


 Notes to Financial Statements                                            4-10


SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1995:

 Item 27a of Form 5500 - Schedule of Assets Held for Investment
 Purposes                                                                11-16

 Item 27d of Form 5500 - Schedule of Reportable Transactions                17

 Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' CONSENT                                               18

INDEPENDENT AUDITORS' REPORT


Trustees
Butler Service Group, Inc.
401(k) Plan
Montvale, New Jersey


We have audited the accompanying statements of net assets available for benefits of the Butler Service Group, Inc. 401(k) Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
- -------------------------
Parsippany, New Jersey
June 25, 1996

BUTLER SERVICE GROUP, INC.
401(K) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- ----------------------------------------------------------------------------
                                                     1995           1994
ASSETS:


Investments at fair value / face value (Note C)  $19,159,882     $15,076,784
Contributions receivable, employees                  514,040         566,809
Contributions receivable, employer                   567,689           -
Accrued interest                                      95,302          98,139
                                               --------------   --------------

  Total Assets                                    20,336,913      15,741,732
                                               --------------   --------------

LIABILITIES:

Accrued expenses                                       7,447           7,082
                                               --------------   --------------

  Total Liabilities                                    7,447           7,082
                                               --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS                $20,329,466     $15,734,650
                                               ==============   ==============

See notes to financial statements.

BUTLER SERVICE GROUP, INC.
401(K) PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
  ------------------------------------------------------------






ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions from employees                     $8,183,903
 Contributions from employer                         567,689
 Investment income                                   630,069
 Net realized and unrealized appreciation
  in investments                                   1,136,366
                                                --------------

  Total Additions                                 10,518,027
                                                --------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Distributions to participants                     5,761,310
 Investment and administrative management fees       161,901
                                                --------------

  Total Deductions                                 5,923,211
                                                --------------

NET INCREASE IN NET ASSETS AVAILABLE FOR
 BENEFITS                                          4,594,816

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                15,734,650
                                                --------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                     $20,329,466
                                                ==============






See notes to financial statements.

BUTLER SERVICE GROUP, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA").

     Certificates of deposit are stated at face value. US Government obligations and equity investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

B.  PLAN DESCRIPTION

     The following description provides general information, refer to the plan document for a more detailed description.

     On July 1, 1990, Butler Service Group, Inc. ("the Company") established a 401(K) Plan which was adopted by its wholly-owned subsidiaries. The 401(K) Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the company to save regularly through payroll deductions and possible matching contributions by the Company.

     Effective January 1, 1992, all employees are eligible to participate in the Butler Service Group, Inc. 401(K) Plan.

     Through December 31, 1993 there were three investment funds offered under the 401(K) Plan - the Fixed Income Fund, which invests in FDIC insured certificates of deposit and US government obligations, the Equity Fund, which invests in a diversified common stock portfolio, and the Butler International ("BI") Stock Fund which is a qualified employer security under ERISA. Effective January 1, 1994, two new investment funds were added - the Balanced Fund, which invests 60 to 65% in equities and 35 to 40% in government bonds and cash equivalents, and the International Fund which generally invests in securities of foreign issuers located in Europe, the Pacific Rim, Canada and Central and South America.

     A participant in the 401(K) Plan has the choice of saving on a before-tax basis, by payroll deduction, any amount from 1% to 20% (in whole percentages) of total payroll each payroll period, an "elective deferral contribution." By law, the elective deferral contribution, per participant, under this Plan and all similar plans is limited to $7,000 during any calendar year, as adjusted for cost-of-living increase ($9,240 for 1995). In addition, the elective deferral contribution for a highly compensated employee (an employee earning over $66,000 for 1995), during the year relative to the elective deferral contributions of other participants of the Plan could exceed the amount permitted by law. Should this occur, the elective deferral contributions of the highly compensated employees may be reduced during the Plan year to the extent necessary to satisfy the legal limitation or any excess deferral contributions may be recharacterized or refunded after the end of the Plan year.

     A participant may allocate a specified percentage of the contribution in any or all of the five funds in multiples of 10%.

     The Company is not required to make any contributions to the Plan, but the Company may decide, at its sole discretion, to make a matching contribution for a Plan year. For any Plan year that the Company decides to make a matching contribution, it will deposit in the BI Stock Fund an amount which will be allocated in proportion to the elective deferral contributions made by the Plan participants for that Plan year. There were no Company contributions made in 1994. In 1995, a Company contribution of $567,689 was made in accordance with a customer contract. This contribution was funded by the customer.

     Each participant may be permitted to change the elective deferral contribution rate by completing the Change in Status Form and filing it with the Plan's Administrative Committee. The elective deferral contribution rate will be adjusted as soon as administratively possible after the Committee receives and processes the Change in Status Form.

     A participant may fully discontinue the elective deferral contribution as of the first day of any month by written notice to the Plan's Administrative Committee at least fifteen days before the date on which the discontinuance is to take effect. A discontinuance of the elective deferral contribution is only permitted once during any Plan year and will automatically require the discontinuance of any Company matching contributions to the Matching Contribution Account. The elective deferral contribution may be resumed as of any January, April, July, or October 1 by written notice to the Committee at least fifteen days before a participant intends for the contributions to be resumed.

     Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made only on account of financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. Withdrawals may be made as of any January 1, April 1, July 1, or October 1 from any of the funds in which the participant's accounts are invested. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum. After completing three years of service with the Company, a participant is entitled to the full value of the Matching Contribution Account.

     Participants may borrow up to 50% of the vested portion of their account balance, subject to a maximum of $50,000. Only one loan will be granted at a time and must be repaid in full before another loan can be requested. The minimum loan amount is $1,000. Loans are subject to an interest rate based on the rate charged, as of the date the loan is granted, by the Company's principal banking institution for loans granted under similar circumstances. Loans must be repaid within such period as agreed to by the participant and the Plan's administrative committee, up to a maximum of five years. However, if the loan is made for the purchase or construction of the participants principal place of residence, the repayment period may be longer than five years. Repayments will normally be made through payroll deductions.

     Although the Company has not expressed any intent to do so, in the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. Benefits under defined contribution plans of the 401(K) type are not insured by the Pension Benefit Guaranty Corporation.

C. PLAN INVESTMENTS

  Plan investments are summarized as follows:
                                                      December 31,
                                              -------------- --------------
  Fixed Income Fund:                              1995            1994
    Fixed Income Fund - Certificates of
       deposit at fair value                    $8,131,000     $7,371,000
    PW Retirement Money Fund                        92,163         54,390
    Loans to participants                          155,235        101,157
                                              -------------- --------------
  Total Fixed Income Fund                        8,378,398      7,526,547
                                              -------------- --------------

  Equity Fund:
    Equity Account - US Government
      obligations at fair value                       -            81,620
    Equity Account - Stocks
       at fair value                             4,603,900      3,283,354
    Sansom Money Market Portfolio                1,246,185        608,825
    Cash                                              -               520
    Loans to participants                           66,729         50,570
                                              -------------- --------------
  Total Equity Fund                              5,916,814      4,024,889
                                              -------------- --------------

  Butler International ("BI") - Stock Fund:
    BI Common Stock at fair value,
       254,408 shares at December 31, 1995
       and 227,948 shares at December 31, 1994   1,367,443      1,367,688
    PW Retirement Money Fund                           463          5,714
    Cash                                              -             1,124
    Loans to participants                           49,915         26,635
                                              -------------- --------------
  Total BI - Stock Fund                          1,417,821      1,401,161
                                              -------------- --------------

  Balanced Fund:
    Equity Account - US Government
       obligations at fair value                   588,160        281,825
    Equity Account - Stocks
       at fair value                               879,370        477,359
    Sansom Money Market Portfolio                  170,604          9,249
    Loans to participants                            7,293          8,231
                                              -------------- --------------
  Total Balanced Fund                            1,645,427        776,664
                                              -------------- --------------
  International Fund:
    Equity Account - Stocks
       at fair value                             1,655,813      1,211,054
    Sansom Money Market Portfolio                   87,172        101,393
    Loans to participants                            8,115          6,453
                                              -------------- --------------
  Total International Fund                       1,751,100      1,318,900
                                              -------------- --------------

  Distribution Account:
    PW Retirement Money Fund                        42,775         28,623
    Cash                                             7,547           -
                                              -------------- --------------
  Total Distribution Account                        50,322         28,623
                                              -------------- --------------

  Total Investments, at fair value/contract
      value                                    $19,159,882    $15,076,784
                                               =============  =============

                                               Year Ended
                                               December 31,
  Net realized and unrealized appreciation        1995
                                              --------------
    (depreciation) in investments:
    US government obligations                      $41,633
    Certificates of deposit                         11,175
    Equity investments                           1,083,558
                                               -------------
      Total                                     $1,136,366
                                               =============

  Investment income:
    Interest                                      $483,273
    Dividends                                      146,637
    Cash in lieu of fractional shares                  159
                                               -------------
      Total                                       $630,069
                                               =============

D.  BENEFITS PAYABLE

     The amounts payable to the Plan participants who have terminated or withdrawn from the plan were $1,419,271 and $922,036 at December 31, 1995 and 1994, respectively.

E.  TAX STATUS

     The Internal Revenue Service has determined that the Plan is a qualified plan under Section 401(a) of the Code with an associated trust exempt from tax under Section 501(a). The most recent favorable letter of determination on the qualified status of the Plan was issued by the Internal Revenue Service ("IRS") on April 22, 1996. The sponsor will, on a timely basis as prescribed by IRS guidelines, request a determination letter from the IRS on the Plan's continued qualified status. The Plan sponsor and the Plan's tax counsel believe that the Plan as currently designed and operated is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the financial statements.

F.  ADMINISTRATION OF PLAN ASSETS

     Contributions are held and managed by PaineWebber, Inc. ("the trustee"), which invests cash received, interest and dividend income and makes distributions to participants. The trustee also administers the payment of interest and principal on the participant loans.

     Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain plan administration expenses are borne by the Plan.

G.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND



December 31, 1995             Fixed        Equity        BI-        Balanced   International    Distribution
- -----------------             Income        Fund        Stock         Fund         Fund          Account        Total
                              ------       ------       -----       --------   -------------    ------------    -----
 Assets:
  Net investments, at fair
   value / face value       $8,286,235   $4,670,629   $1,417,358   $1,474,823   $1,663,928        $      -   $17,512,973
  Cash and cash equivalents     92,163    1,246,185          463      170,604       87,172          50,322     1,646,909
  Contributions receivable:
   Employees                   182,240      156,730       43,601       75,002       56,467               -       514,040
   Employer                    307,364      126,334       35,857       46,945       51,189               -       567,689
  Accrued interest              95,302            -            -            -            -               -        95,302
                           -----------   ----------   ----------   ----------   ----------       ---------  ------------

    Total Assets             8,963,304    6,199,878    1,497,279    1,767,374    1,858,756          50,322    20,336,913
                           -----------   ----------   ----------   ----------   ----------       ---------  ------------

 Liabilities:
  Accrued expenses               3,531        2,505           32          658          721               -         7,447
                           -----------   ----------   ----------   ----------   ----------       ---------  ------------

    Total Liabilities            3,531        2,505           32          658          721               -         7,447
                           -----------   ----------   ----------   ----------   ----------       ---------  ------------

  Net assets available
   for benefits             $8,959,773   $6,197,373   $1,497,247   $1,766,716   $1,858,035       $  50,322   $20,329,466
                            ==========   ==========   ==========   ==========   ==========       =========   ===========




December 31, 1994             Fixed        Equity        BI-        Balanced   International    Distribution
- -----------------             Income        Fund        Stock         Fund         Fund          Account        Total
                              ------       ------       -----       --------   -------------    ------------    -----

 Assets:
  Net investments, at fair
   value / face value       $7,472,157   $3,415,544   $1,394,323     $767,415   $1,217,507      $      -  $14,266,946
  Cash and cash equivalents     54,390      609,345        6,838        9,249      101,393        28,623      809,838
  Contributions receivable,
   employees                   227,097      151,895       47,586       58,744       81,487             -      566,809
  Accrued interest              98,139            -            -            -            -             -       98,139
                           -----------   ----------   ----------   ----------   ----------     --------- ------------

    Total Assets             7,851,783    4,176,784    1,448,747      835,408    1,400,387        28,623   15,741,732
                           -----------   ----------   ----------   ----------   ----------     --------- ------------

 Liabilities:
  Accrued expenses               3,802        2,132          121          363          664             -        7,082
                           -----------   ----------   ----------   ----------   ----------     --------- ------------

    Total Liabilities            3,802        2,132          121          363          664             -        7,082
                           -----------   ----------   ----------   ----------   ----------     --------- ------------

  Net assets available
   for benefits             $7,847,981   $4,174,652   $1,448,626     $835,045   $1,399,723       $28,623  $15,734,650
                            ==========   ==========   ==========   ==========   ==========     =========  ===========

H.  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

Year Ended
December 31, 1995             Fixed        Equity        BI-        Balanced   International    Distribution
- -----------------             Income        Fund        Stock         Fund         Fund          Account        Total
                              ------       ------       -----       --------   -------------    ------------    -----
 Additions:
  Contributions from employees $3,099,287   $2,360,139    $717,181    $973,129   $1,021,138       $13,029    $8,183,903
  Contributions from employers    307,364      126,334      35,857      46,945       51,189               -     567,689
  Investment income               461,873       88,221         388      39,902       37,060         2,625       630,069
  Net realized and unrealized
   appreciation (depreciation)
   in investments                  11,175    1,095,610    (254,184)    185,090       98,675               -   1,136,366
                               ----------   ----------  ----------  ----------   ----------       -------   -----------
   Total Additions              3,879,699    3,670,304     499,242   1,245,066    1,208,062        15,654    10,518,027
                               ----------   ----------  ----------  ----------   ----------       -------   -----------

 Deductions:
  Distribution to participants  2,843,309    1,493,347     527,232     396,973      506,719        (6,270)    5,761,310
  Investment management and
    administrative fees            15,541       87,657       8,935      20,752       28,791           225       161,901
                               ----------   ----------  ----------  ----------   ----------       -------   -----------

   Total Deductions             2,858,850    1,581,004     536,167     417,725      535,510        (6,045)    5,923,211
                               ----------   ----------  ----------  ----------   ----------       -------   -----------

  Net Transfers                    90,943      (66,579)     85,546     104,330     (214,240)             -            -

  Net increase in assets        1,111,792    2,022,721      48,621     931,671      458,312        21,699     4,594,816

  Net assets available for
   benefits, beginning of year  7,847,981    4,174,652   1,448,626     835,045    1,399,723        28,623    15,734,650
                               ----------   ----------  ----------  ----------   ----------       -------   -----------

  Net assets available for
   benefits, end of year       $8,959,773   $6,197,373  $1,497,247  $1,766,716   $1,858,035       $50,322   $20,329,466
                               ==========   ==========  ==========  ==========   ==========       =======   ===========

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1995
- -------------------------------------------------------------------------------

                                                 Current Value/
                         Interest Maturity   Par        Face
    Description          Rate      Date     Value      Value         Cost
    -----------          ----      ----     -----      -----         ----
Cash and Cash Equivalents:
 PW Retirement Money Fund                           $142,948     $142,948
 Sansom St. Money Market Portfolio                 1,503,961    1,503,961
                                                ------------ ------------
                                                  $1,646,909   $1,646,909
                                                ============ ============


US Government Obligations:
 US Treasury Note        8.25% 07/15/98 $57,000      $61,026      $60,655
 US Treasury Note        7.50% 05/15/02  81,000       89,885       86,376
 US Treasury Note        6.25% 02/15/03  76,000       79,349       76,042
 US Treasury Note        7.25% 05/15/04 137,000      152,114      137,913
 US Treasury Note        7.88% 11/15/04 127,000      132,027      120,281
 US  Zero Coupons        0.00% 08/15/05   -           73,759       70,228
                                      --------- ------------ ------------
                                       $478,000     $588,160     $551,495
                                      ========= ============ ============

Certificates of Deposit:

 Continental Bank        4.70% 09/30/96               $5,000       $5,000
 FCC National Bank       4.80% 10/21/96               30,000       30,000
 Continental Bank        5.25% 01/21/97               22,000       22,000
 Continental Bank        6.40% 02/12/97                8,000        8,000
 Continental Bank        4.55% 03/31/97                3,000        3,000
 MBNA America            4.90% 06/30/97               50,000       50,000
 MBNA America            4.75% 08/18/97               90,000       90,000
 Continental Bank        5.20% 08/19/97              150,000      150,000
 MBNA America            4.70% 09/02/97               40,000       40,000
 Continental Bank        5.00% 10/07/97               50,000       50,000
 Continental Bank        5.65% 11/12/97               90,000       90,000
 Continental Bank        5.70% 01/13/98              275,000      275,000
 Continental Bank        5.55% 01/27/98               20,000       20,000
 Ponce Fed. Bank         5.00% 07/14/98               90,000       90,000
 LaSalle National Bank   4.15% 10/28/98              180,000      180,000
 Greenwood Trust Co.     4.95% 11/03/98               90,000       90,000
 Greenwood Trust Co.     5.00% 11/24/98              360,000      360,000
 LaSalle National Bank   4.55% 11/24/98               90,000       90,000
 European American Bank  6.15% 05/25/99               60,000       60,000
 European American Bank  6.10% 06/08/99               20,000       20,000
 European American Bank  6.00% 06/22/99                9,000        9,000
 Continental Bank        5.80% 08/19/99               45,000       45,000
 Continental Bank        5.60% 09/23/99               20,000       20,000
 Continental Bank        5.70% 10/07/99              135,000      135,000
 Republic Bank & Trust   5.60% 10/18/99                6,000        6,000
 MBNA America Bank NA    5.40% 12/20/99                7,000        7,000
 Continental Bank        6.30% 12/23/99                3,000        3,000

                                                     Current Value/
                           Interest Maturity              Face
    Description              Rate    Date                 Value         Cost
    -----------              ----    ----                 -----         ----
 Continental Bank            6.15%  01/13/00             330,000      330,000
 Continental Bank            6.10%  01/20/00             170,000      170,000
 Continental Bank            5.60%  04/07/00             105,000      105,000
 Continental Bank            5.65%  04/14/00             126,000      126,000
 Continental Bank            5.40%  04/21/00              17,000       17,000
 Continental Bank            5.40%  04/28/00               3,000        3,000
 Bank America Phoenix        5.50%  05/10/00             275,000      275,000
 Continental Bank            5.50%  05/26/00              20,000       20,000
 Berkeley Fed Bank & Trust   5.80%  10/11/00               9,000        9,000
 Greenwood Trust Co.         5.10%  10/27/00              90,000       90,000
 Greenwood Trust Co.         5.45%  11/17/00              45,000       45,000
 Berkeley Fed Bank & Trust   5.60%  11/29/00              90,000       90,000
 Greenwood Trust Co.         5.40%  12/15/00              12,000       12,000
 Greenwood Trust Co.         5.40%  12/22/00             270,000      270,000
 Berkeley Fed Bank & Trust   5.50%  12/27/00             175,000      175,000
 Greenwood Trust Co.         5.35%  01/19/01              15,000       15,000
 Greenwood Trust Co.         5.40%  02/02/01              12,000       12,000
 LaSalle National Bank       6.35%  06/08/01              50,000       50,000
 Continental Bank            7.05%  07/01/02              10,000       10,000
 Continental Bank            6.75%  07/29/02              55,000       55,000
 Continental Bank            6.40%  08/26/02              30,000       30,000
 Continental Bank            6.20%  09/23/02               6,000        6,000
 European American Bank      5.65%  11/22/02              45,000       45,000
 Continental Bank            6.80%  12/02/02              24,000       24,000
 Continental Bank            6.70%  12/23/02              33,000       33,000
 Continental Bank            6.65%  12/30/02              14,000       14,000
 Continental Bank            6.55%  01/13/03              25,000       25,000
 Continental Bank            6.55%  01/21/03              18,000       18,000
 Continental Bank            6.50%  01/27/03              98,000       98,000
 Continental Bank            6.40%  02/03/03              18,000       18,000
 Continental Bank            6.30%  02/10/03              10,000       10,000
 Continental Bank            6.20%  02/18/03              20,000       20,000
 Continental Bank            5.70%  03/17/03             165,000      165,000
 Continental Bank            6.00%  06/09/03             220,000      220,000
 Greenwood Trust Co.         5.50%  10/27/03              90,000       90,000
 Greenwood Trust Co.         5.75%  11/10/03              45,000       45,000
 Greenwood Trust Co.         5.90%  11/17/03              48,000       48,000
 Greenwood Trust Co.         6.00%  12/22/03              20,000       20,000
 Greenwood Trust Co.         6.00%  12/29/03              10,000       10,000
 LaSalle National Bank       5.30%  01/05/04              12,000       12,000
 Greenwood Trust Co.         5.80%  01/20/04               6,000        6,000
 LaSalle National Bank       5.30%  01/26/04             305,000      305,000
 Greenwood Trust Co.         5.85%  01/26/04              39,000       39,000
 Greenwood Trust Co.         6.00%  02/17/04             230,000      230,000
 LaSalle National Bank       6.05%  03/16/04              20,000       20,000

                                                 Current Value/
                         Interest  Maturity         Face
    Description          Rate       Date           Value         Cost
    -----------          ----       ----           -----         ----
 LaSalle National Bank   6.05%     03/23/04          260,000      260,000
 LaSalle National Bank   6.05%     03/30/04            9,000        9,000
 LaSalle National Bank   6.50%     04/20/04          254,000      254,000
 LaSalle National Bank   6.65%     04/27/04           10,000       10,000
 LaSalle National Bank   6.45%     05/04/04           35,000       35,000
 LaSalle National Bank   6.65%     05/25/04           16,000       16,000
 LaSalle National Bank   6.35%     06/01/04           90,000       90,000
 LaSalle National Bank   6.45%     06/22/04          248,000      248,000
 LaSalle National Bank   6.55%     06/29/04           10,000       10,000
 LaSalle National Bank   6.50%     07/27/04           15,000       15,000
 Greenwood Trust Co.     6.80%     07/27/04           15,000       15,000
 Greenwood Trust Co.     7.05%     08/31/04            8,000        8,000
 Greenwood Trust Co.     7.10%     09/21/04            4,000        4,000
 Greenwood Trust Co.     7.20%     10/12/04            4,000        4,000
 Greenwood Trust Co.     7.25%     10/19/04            8,000        8,000
 Greenwood Trust Co.     7.40%     11/02/04           25,000       25,000
 LaSalle National Bank   7.35%     11/30/04            5,000        5,000
 LaSalle National Bank   7.15%     12/14/04           12,000       12,000
 LaSalle Cragin Bank     7.15%     01/25/05           22,000       22,000
 LaSalle National Bank   6.95%     03/01/05           11,000       11,000
 LaSalle Cragin Bank     6.75%     04/12/05           20,000       20,000
 LaSalle Cragin Bank     6.70%     04/19/05            8,000        8,000
 LaSalle National Bank   6.50%     04/26/05           13,000       13,000
 LaSalle National Bank   6.60%     05/03/05           14,000       14,000
 LaSalle National Bank   6.20%     05/24/05           90,000       90,000
 LaSalle National Bank   6.25%     05/31/05          265,000      265,000
 LaSalle National Bank   5.90%     06/28/05          265,000      265,000
 LaSalle National Bank   5.70%     06/14/05           30,000       30,000
 LaSalle National Bank   6.10%     06/21/05           10,000       10,000
 LaSalle National Bank   5.95%     07/26/05           30,000       30,000
 LaSalle National Bank   6.25%     08/30/05          276,000      276,000
 LaSalle National Bank   6.00%     09/20/05           30,000       30,000
 LaSalle National Bank   5.95%     09/27/05          205,000      205,000
 European American Bank  6.05%     10/04/05           10,000       10,000
 European American Bank  5.75%     11/29/05           86,000       86,000
 European American Bank  5.70%     12/06/05           35,000       35,000
 European American Bank  7.00%     12/06/10           20,000       20,000
 LaSalle National Bank   7.00%     12/27/10          190,000      190,000
 LaSalle National Bank   7.00%     12/28/10           95,000       95,000
                                                ------------ ------------
                                                  $8,131,000   $8,131,000
                                                ============ ============

Loans to Participants    7.0% - 02/96 -
                         0.095  35312               $287,287     $287,287
                                                ============ ============

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                  Current Value/
                                                      Face
Common Stocks:                            Shares      Value         Cost
                                          ------      -----         ----
 ABT Building Products Corp.               1,610     $22,943      $22,540
 Advanta Corp. Class B                     3,650     132,769      122,835
 AES Corp.                                 3,162      75,493       61,659
 Aktiebolaget Electrolux                     820      33,928       39,555
 Alcatel Alsthom Sponsored                 2,060      36,050       38,008
 Altera Corp                                 480      23,880       29,682
 Amdahl Corp                               8,480      72,080       94,843
 Amer Natl Insurance Co                      215      14,298       12,954
 Amgen Inc.                                  340      20,188       10,030
 Amway Japan Ltd Sponsored ADR             1,835      38,306       34,982
 Applied Materials Inc                       590      23,231       28,075
 Apria Healthcare Group Inc                5,050     142,663      100,881
 Asia Pulp & Paper Ltd                     4,080      33,150       46,865
 Astra AB Sponsored ADR                      851      33,772       22,312
 Augat Inc                                 3,000      51,375       49,852
 Bank of Boston Corp.                        280      12,950        7,245
 Bay Networks Inc                            427      17,560       20,546
 BBC Brown Boveri Ltd                        273      31,792       25,029
 Bear Stearns Cos Inc                      1,445      28,719       28,358
 Boston Scientific Corp                      740      36,445       22,862
 BMC Software Inc                          3,850     164,588      124,843
 Cable & Wireless PLC                      1,625      34,328       34,844
 Cadbury Schweppes PLC                       885      29,426       26,218
 Caremark Int'l Inc                        9,100     164,938      159,731
 Champion Intl Corp                          470      19,740       20,926
 Chemical Banking Corp                     2,900     170,375      117,506
 Ciba Geigy Reg Sponsored ADR                715      31,535       25,781
 Circuit City Stores Inc                   1,690      46,686       56,379
 Cisco Sys Inc                             1,085      80,968       57,109
 Citicorp                                  3,010     202,423      123,164
 Compagnie Generale Des                    1,570      31,391       33,108
 Conrail                                     195      13,650       10,944
 Cyprus Amax Minerals Co                   1,100      28,738       29,555
 Darden Restaurants Inc                    4,660      55,338       53,008
 Dayton Hudson Corp                        2,320     174,000      174,892
 Den Danske Bank A F ADR                     495      34,210       30,870
 Digital Equipment Corp                      315      20,199       10,946
 Dow Chemical                                200      14,050       14,550
 Eastman Chemical Co                         300      18,713       15,150
 ECI Telecom Ltd                           5,390     122,962       79,080
 Elf Aquitaine ADR                         1,389      51,046       49,645
 EMC Corp. Mass                            8,240     126,690      157,951
 Empresa Nacional De                         605      34,636       32,732
 Exel LTD Ord.                             2,180     132,708       86,110
 Fiat Spa Sponsored ADR                    5,304      47,073       58,977

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                   Current Value/
                                                       Face
                                          Shares       Value         Cost
                                          ------       -----         ----
 Fletcher Challenge Ltd ADR                1,149      26,571       27,636
 Foundation Health Corp                    2,940     127,155       88,526
 Goodman Fielder Ltd                       8,975      36,053       33,873
 Greenfield Inds Inc                       2,340      73,125       56,160
 Heineken NV ADR                             292      51,861       40,277
 Hitachi Ltd ADR                             533      53,567       53,044
 Hoechst AG ADR                              371      50,416       40,211
 HSBC Hldgs PLC Sponsored ADR                224      33,896       30,008
 Integrated Device Tech Inc                8,490     109,309      137,979
 Intel Corp                                2,330     132,228       78,868
 Intl Nederlanden Grp ADR                    510      34,106       27,787
 Kimberly Clark Corp                         351      29,045       15,553
 KN Energy Inc                             2,240      65,240       53,388
 Kyocera Corp ADR                            235      35,074       39,167
 Lafarge Coppee Sponsored                  1,451      30,891       35,417
 Lehman Bros Holdings Inc                  1,355      28,794       30,969
 Linear Technology Corp                      575      22,569       22,569
 Living Centers of America                 1,980      69,300       53,955
 LSI Logic Corp                            1,680      55,020       55,535
 Mac Frugals Bargins                       3,230      45,220       62,413
 Mannesmann Aktiengesell ADR                 159      50,735       45,430
 Matsushita Elec Ind. ADR                    231      38,000       36,326
 McDonnell Douglas Corp                      205      18,860       14,786
 Mead Corp                                   205      10,711       11,121
 MEMC Electr Materials                     1,830      59,704       53,985
 Merrill Lynch & Co                          435      22,185       22,403
 Micron Technology                           619      24,528       20,496
 Mid Atlantic Med Svcs Inc                 5,820     141,135      102,051
 Morgan Stanley Group Inc                    280      22,575       22,645
 Morton Intl Inc Inds                      1,800      64,575       57,600
 National Power PLC Sponsored ADR          1,672      46,816       50,985
 National Semiconductor Corp               7,590     167,929      155,577
 Nestle SA Sponsored ADR                     896      49,681       43,821
 News Corp Ltd Pfd Sponsored               1,965      37,826       35,757
 Nike Inc CL B                               290      20,191       10,616
 Nintendo Ltd ADR                          3,380      32,154       28,798
 Nippondenso Ltd ADR                         433      32,406       35,138
 Phelps Dodge Corp                           240      14,940       14,850
 Phillip Morris Cos Inc                      225      20,306       12,938
 Premark International Inc                 2,690     136,181      121,221
 Prudential Reinsurance                    4,310     100,746       82,429
 Quanex Corp                               1,930      37,394       44,149
 Rank Organization PLC                     2,460      35,978       32,074
 Read-Rite Corp                            2,200      51,150       51,869
 Redland Ltd Sponsored ADR                 6,480      39,139       44,083

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                 Current Value/
                                                      Face
                                          Shares     Value         Cost
                                          ------     -----         ----
 Reliastar Fincl Corp                      2,370     105,169       68,730
 Repola OY S 1 (Bundna)                    1,887      35,636       35,433
 Reynolds Metals Co                          110       6,256        5,390
 Rival Company                             3,300      73,013       57,750
 Roosevelt Financial Group Inc             5,390     104,431       80,850
 Royal Dutch Petroleum                       380      53,628       43,588
 Royal Nedlloyd Group NV ADR               2,739      31,099       42,062
 Safeway Inc                                 480      24,720       15,300
 Salomon Bros                                650      22,994       22,425
 Seagate Technology                          425      20,188       19,249
 SGS-Thomson Microelectron                 3,450     138,863       78,488
 Siemens AG ADR                              485      53,201       47,173
 Sony Corp ADR                               993      60,945       53,465
 Southern Electric PLC ADR                 1,320      37,054       30,216
 Sun Microsystems Inc                      1,090      49,731       18,928
 Tandem Computers                         10,820     114,963      171,523
 Temple Inland Inc                           285      12,504       12,754
 Teradyne Inc                                925      23,241       29,484
 Thorn EMI PLC ADR                         1,360      32,032       25,330
 Toyota Motor Corp ADR                       965      40,771       40,103
 UAL Corp                                    105      18,743       20,844
 U.S. Robotics                               240      21,060       20,717
 Union Carbide Corp                          500      18,750       14,687
 USX-Marathon Group Inc                    1,355      26,423       26,495
 Vastar Res Inc                            3,450     109,538       84,769
 Vesta Insurance Group, Inc                1,300      70,850       37,050
 VLSI Technology Inc                       3,270      59,269       43,191
 Volvo Aktiebolaget ADR                    2,592      53,380       47,578
 Wash Mutual Inc                           4,940     142,643       83,538
 Waste Management Intl                     3,075      33,056       31,930
 Weatherford Int'l Inc                     1,895      54,955       36,953
 Wellpoint Health                          4,510     144,884      131,354
 Westvaco Corp                               405      11,239       10,598
 Weyerhaeuser Co                             270      11,678       11,205
 Whirlpool Corp                            2,000     106,500      104,100
 Willamette Indust                           245      13,781       16,844
 Williams Cos Inc                            515      22,596       22,467
 Xilinx Inc                                  645      19,673       22,365
 Yasuda Tr & Bkg Ltd ADR                     715      42,352       42,184
 Butler International, Inc               254,408   1,367,443    1,602,048
                                                ------------ ------------
                                                  $8,506,526   $7,846,764
                                                ============ ============

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27d of FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- ---------------------------------------------- ------  ----------------------


                         Number of                         Number of
                           Sales                Net Gain    Purchase
Asset Description       Transactions  Proceeds   (Loss)   Transactions   Cost
- -----------------       ------------  --------  --------  ------------   ----
Single transactions in excess of 5% of Plan assets:

PW Retirement Money Fund    1        959,534        -      1       1,038,250
PW Retirement Money Fund     -            -         -      1       1,047,732


Series of transactions in excess of 5% of Plan assets:

LaSalle National Bank       3        477,028        -     29       1,744,000

Greenwood Trust Co. CD's    6        888,598        -       -            -

PW Retirement Money Fund  136       8,307,933       -    243       8,362,163

Sansom Money Market
  Portfolio               177       6,672,783       -    312       7,457,269

INDEPENDENT AUDITORS' CONSENT
- -----------------------------


We consent to the incorporation by reference in Registration Statements No. 33-58481 and No. 33-87012 on Form S-8, Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated June 25, 1996 appearing in the Annual Report on Form 11-K of the Butler Service Group, Inc. 401(k) Plan for the year ended December 31, 1995.



/s/ Deloitte & Touche LLP
- -------------------------
Parsippany, New Jersey
June 25, 1996

                                  SIGNATURES

          Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           BUTLER INTERNATIONAL, INC.
                           --------------------------
                                  (Registrant)



June 28, 1996              By:   /s/ Warren F. Brecht
                                --------------------------
                                    Warren F. Brecht
                                    Senior Vice President
                                    and Secretary